EXHIBIT 3.1

AMENDMENT TO BYLAWS OF

IMMUNOCELLULAR THERAPEUTICS, LTD.

ARTICLE XI

GENERAL PROVISIONS

Section 3. Forum Selection. The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL or the Corporation’s Certificate of Incorporation or Bylaws, or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.